SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

KENT INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

KENT INTERNATIONAL HOLDINGS, INC.

KENT FINANCIAL SERVICES, INC.

PAUL O. KOETHER

BRYAN P. HEALEY

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

22051J 10 0

 (CUSIP Number of Class of Securities)

Guy P. Lander
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
(212) 238-8619

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$ 4,138,720	$481

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $4,138,720 by the Issuer in lieu of fractional shares immediately following a 1-for-950,000 reverse split to holders of fewer than 950,000 shares of the Issuer’s common stock prior to the reverse split. The aggregate cash payment is equal to the product of a price of $2.50 per pre-split share and approximately 1,655,488 pre-split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), equals 0.00011610 multiplied by the transaction valuation.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $481
Form on Registration No.: Schedule 13E-3
Filing Party: Kent International Holdings, Inc.
Date Filed: August 22, 2011

TABLE OF CONTENTS

Item 1. Summary Term Sheet

Item 2.  Subject Company Information

Item 3.  Identity and Background of Filing Person

Item 4.  Terms of the Transaction

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Item 6.  Purposes of the transaction and Plans or Proposals

Item 7.  Purposes, Alternatives, Reasons and Effects

Item 8.  Fairness of the Transaction

Item 9.  Reports, Opinions, Appraisals and Negotiations

Item 10.  Source and Amounts of Funds or Other Consideration

Item 11.  Interest in Securities of the Subject Company

Item 12.  The Solicitation or Recommendation

Item 13.  Financial Statements

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

Item 15.  Additional Information

Item 16.  Exhibits

SIGNATURE

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Kent International Holdings, Inc., a Nevada corporation (“Kent”, the “Company”, “we”, or “our”), Kent Financial Services, Inc., a Nevada corporation (“Kent Financial”), Paul O. Koether and Bryan P. Healey in connection with a “going private” transaction.  The fairness of the cash consideration offered in this transaction has been approved by a Special Committee (the “Special Committee”) established by our Board of Directors.  The Special Committee consists of Rocco Mastrodomenico and Diarmuid Boran.  This transaction has been approved by our Board of Directors.  The Board has approved a 1-for-950,000 reverse stock split (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described below. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those shareholders holding less than one whole share after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, those shareholders who own of record or beneficially fewer than 950,000 shares of our common stock will have their fractional shares cashed out at a price of $2.50 for each share held by them prior to the effective date of the Reverse Split. The only shareholder who owns 950,000 or more shares of our common stock prior to the effective date of the Reverse Split, is our main shareholder Kent Financial which will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split. As a result of the Reverse Split, Kent Financial will become our sole shareholder.

The purpose of the Transaction is to reduce the number of record holders of our common stock to one so that we will be eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”), or be subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock will also have the effect of terminating the quotation of our common stock on The Pink Sheets.

We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon a review of a list of our shareholders of record furnished to us by American Stock Transfer & Trust Company, our transfer agent (the “Agent”), we believe that the Reverse Split will result in the cancelation of 46.56% of the outstanding shares of our common stock.

The Transaction has been approved by the written consent of Kent Financial, which holds shares representing 53.44% of the votes entitled to be cast at a meeting of the Company’s shareholders. No further shareholder approval is required under the Nevada Revised Statutes (“NRS”) and, accordingly, no proxies are being solicited in connection with the Transaction.

This Schedule 13E-3 is being filed with the SEC at the same time as the filing of the Company’s disclosure document, the Information Statement on Schedule 14C (the “Information Statement”). The Transaction will be conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 1.  Summary Term Sheet. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	Name and Address. The information set forth in the Information Statement under the caption “Background – The Filing Persons” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)
Prior Stock Purchases. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.

(a)	Name and Address. The information set forth in the Information Statement under the caption “Background – The Filing Persons” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Information Statement under the caption “Background – The Filing Persons” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Background – Management” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)	Material Terms. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

(b)
Different Terms.  The information set forth in the Information Statement under the caption “Summary Term Sheet – Reverse Stock Split” and “Summary Term Sheet – Continuing Shareholders” is incorporated herein by reference.

(c)	Appraisal Rights. The information set forth in the Information Statement under the caption “Special Factors – Dissenters’ Rights” is incorporated herein by reference

(d)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Special Factors - Access Rights” is incorporated herein by reference.

(e)	Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Information Statement under the caption “Background – Related Party Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(d)
Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to stock options and warrants held by the Company’s officers and directors.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)	Use of Securities Acquired. The information set forth in the Information Statement under the caption “Background – Structure of the Transaction” is incorporated herein by reference.

(b)	Plans. The information set forth in the Information Statement under the caption “Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Information Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Alternatives to the Reverse Stock Split” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement under the caption “Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)
Fairness.  The information set forth in the Information Statement under the captions “Special Factors – Background of the Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)
Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)
Approval of Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Board of Directors and Shareholder Approval” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement under the caption “Special Factors – Board of Directors and Shareholder Approval” is incorporated herein by reference.

(f)	Other Offers. None.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)
Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(c)
Availability of Documents. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference .

(b)	Securities Transactions. Not applicable.

Item 12.  The Solicitation or Recommendation.

(a)	Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(b)	Recommendations of Others. Not applicable.

Item 13.  Financial Statements.

(a)	Financial Statements. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. None.

(b)	Employees and Corporate Assets. The information set forth in the Information Statement under the caption “Information Statement” is incorporated herein by reference.

Item 15.  Additional Information.

(a)	Other Material Information. The information set forth in the Information Statement and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16.  Exhibits.

(a)	Information Statement of Kent International Holdings, Inc. filed on August 22, 2011 is incorporated herein by reference.

(b)	Annual Savings Chart is hereby incorporated by reference to Appendix E of the Information Statement of Kent International Holdings, Inc.

(c)	Valuation Report dated July 24, 2011 prepared by Seidman & Co., Inc. is hereby incorporated by reference to Appendix F of the Information Statement of Kent International Holdings, Inc.

(d)	Fairness Opinion, dated August 10, 2011, of Seidman & Co., Inc. is hereby incorporated herein by reference to Appendix G of the Information Statement of Kent International Holdings, Inc.

(e)	“Special Factors — Dissenters’ Rights” is hereby incorporated herein by reference to the Information Statement of Kent International Holdings, Inc.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

KENT INTERNATIONAL HOLDINGS, INC.

/s/	Paul O. Koether
Name:	Paul O. Koether
Title:	Chairman and Chief Executive Officer
Dated	September 13 , 2011

KENT FINANCIAL SERVICES, INC.

/s/	Paul O. Koether
Name:	Paul O. Koether
Title:	Chairman and Chief Executive Officer
Dated	September 13 , 2011

PAUL O. KOETHER

/s/ Paul O. Koether

BRYAN P. HEALY

/s/ Bryan P. Healey